BlackRock Preferred Partners LLC

100 Bellevue Parkway

Wilmington, DE 19809

July 20, 2017

VIA EDGAR AND ELECTRONIC MAIL

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Preferred Partners LLC (File Nos. 333-218077 & 811-22550)

Dear Ms. Brutlag:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Preferred Partners LLC (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Friday, July 21, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK PREFERRED PARTNERS LLC

By:	/s/ Janey Ahn
	Name:	Janey Ahn
	Title:	Secretary

BlackRock Investments, LLC

55 East 52nd Street

New York, NY 10055

July 20, 2017

VIA EDGAR AND ELECTRONIC MAIL

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Preferred Partners LLC (File Nos. 333-218077 & 811-22550)

Dear Ms. Brutlag:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Investments, LLC (the “Distributor”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Friday, July 21, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
	Name:	Jonathan Diorio
	Title:	Director